W. Hildebrandt Surgner, Jr. Corporate Secretary & Senior Assistant General Counsel

June 13, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. David R. Humphrey

Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altria Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-8940

and

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2011

Dear Mr. Humphrey:

This letter is to confirm our conversation on Thursday, June 9, 2011, regarding the comment letter dated June 7, 2011 from the U.S. Securities and Exchange Commission relating to Altria Group, Inc.’s Form 10-K for the year ended December 31, 2010 filed on February 25, 2011 and Definitive Proxy Statement on Schedule 14A filed on April 8, 2011 (the “Comment Letter”).

As discussed, we are in the process of preparing our response to the Comment Letter and appreciate your accommodation in granting us additional time to complete it. We intend to submit a response to you on or before July 15, 2011.

If you have any questions or need any additional information, please do not hesitate to contact me at (804) 484-8533.

Sincerely,

/s/ W. Hildebrandt Surgner, Jr.
W. Hildebrandt Surgner, Jr.
Corporate Secretary and
Senior Assistant General Counsel

Altria Group, Inc.

6601 West Broad Street, Richmond, VA 23230

Phone: (804) 484-8533 Fax: (919) 697-4855

Mr. David R. Humphrey

Securities and Exchange Commission

June 13, 2011

cc:	Howard A. Willard

John Coccagna

Ivan Feldman

Louanna O. Heuhsen

Linda M. Warren

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